Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

Year ended December 31, 2008

(All amounts following are expressed in Canadian dollars unless otherwise indicated.)

The following information should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2008 and related notes that are prepared in accordance with Canadian generally accepted accounting principles.  The consolidated financial statements have been prepared on the basis that we will be able to continue as a going concern, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The consolidated financial statements do not reflect adjustments to the carrying values of assets and liabilities that would be necessary if we were unable to continue as a going concern and such adjustments could be material.

In this Management’s Discussion and Analysis, a reference to the “Company”, “Forbes”, “we”, “us”, “our” and similar words refer to Forbes Medi-Tech Inc., its subsidiaries, and Forbes-Fayrefield Ltd. (“Forbes-Fayrefield”), or any one of them as the context requires.

Forward-Looking Statements and Information

This Management’s Discussion and Analysis contains certain forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  Such statements and information are based on current assumptions and expectations of our management and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed herein.  These forward-looking statements and information, and certain assumptions, risk factors and uncertainties related to them, are further discussed below under the heading “Forward Looking Statements, Forward Looking Information and Risk Factors That May Affect Future Results” as well as in the Company’s latest Annual Report on Form 20-F, which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.  The Company undertakes no obligation, other than as required by law, to revise any forward-looking statements or information in light of future events.

FORBES MEDI-TECH INC.   Forbes is a life sciences company focused on evidence-based nutritional solutions. A leader in nutraceutical technology, Forbes is a provider of value-added products and cholesterol-lowering ingredients for use in functional foods and dietary supplements. Forbes successfully developed and commercialized its Reducol™ plant sterol blend, which has undergone clinical trials in various matrices and has been shown to lower “LDL” cholesterol levels safely and naturally.  Building upon established partnerships with leading retailers and manufacturers across the globe, Forbes helps its customers to develop private label and branded products.

An increasingly active population, the pursuit of healthier lifestyles and the desire to live longer has given rise to a category of products known as nutraceuticals. This category includes functional foods, which are conventional foods containing ingredients that provide additional health or nutritional benefits leading to possible risk reduction of contracting one or more chronic diseases. The nutraceuticals category also includes dietary supplements, healthful products derived from natural and synthetic food sources and delivered in a medicinal form.

Our strategy and vision is to develop and market a portfolio of nutraceutical products, including both food and dietary supplement ingredients and finished products, for the benefit of all those who are interested in helping to maintain their health and prevent future disease by making healthier lifestyle choices.

Our lead product, Reducol™, is a unique blend of phytosterols and phytostanols, derived from non-Genetically Modified Organism (“non-GMO”) coniferous trees.  Reducol™ represents years of research and development invested by us in the development of a combination of plant sterols and stanols designed to reduce cholesterol when added to certain foods.

In Europe, Reducol™ can now be found in yoghurt, yoghurt drinks, cheese, margarine, milk and rye bread. Worldwide, Reducol™ can also be found in such items as milk and dietary supplements.

As a nutraceutical ingredient, the use of Reducol™ in functional foods and dietary supplements is regulated in most countries.

We have received approval from regulatory authorities in the European Union to market Reducol™ in a number of foods.  Currently, Reducol™ has been approved for use in milk-based drinks, yellow fat spreads (margarine), fermented milk type products, soy drinks, low-fat cheese type products, yoghurt type products, spicy sauces, salad dressings and rye bread.  In Switzerland, Reducol™ has regulatory approval for yellow fat spreads.

In the United States, we have received clearance under the Generally Recognized as Safe (“GRAS”) regulations to sell Reducol™ in food products and dietary supplements under the U.S. Dietary Supplement Health Education Act (“DSHEA”) regulations. In addition, the U.S. Food and Drug Administration (“FDA”) has issued a letter to us which allows us and our customers to apply the phytosterol heart-health claim approved by the FDA to our range of phytosterol products, including Reducol™.

As part of our manufacture, distribution and sale of Reducol™ and other phytosterol products, we work with our customers developing Reducol™ product formulations to assist them with potential launches of cholesterol-lowering products.  We are currently developing higher value products in various categories.

We are also continuing to target key merger and/or acquisition opportunities in order to build a strong nutraceutical business base.

2008 SIGNIFICANT EVENTS

In February 2008, we re-organized pursuant to our Plan of Arrangement (see “Plan of Arrangement” below).

In April 2008, we announced the extension of our supply and licensing contract with Pharmavite LLC until mid 2009 for the continued sale of Reducol™.

In May 2008 we announced the completion of a financing transaction and our corporate restructuring (see “Plan of Reorganization” and “Corporate Restructuring” below).

In May 2008 we also announced changes in our Board of Directors (see “Board of Directors” below).

In June 2008, we announced that we had regained compliance with NASDAQ’s minimum bid price listing requirement (see “Exchange Listings” below).

In August 2008, we announced the sale of our former pharmaceutical business unit and assets based in San Diego, California to Transition Therapeutics Inc. (see “Corporate Restructuring” below).

In September 2008, we announced that we had received a NASDAQ Staff Deficiency Letter dated September 19, 2008 indicating that the bid price for our common stock had closed below the minimum of U.S. $1.00 per share for the previous 30 consecutive trading days, as required by Marketplace Rule 4320(e)(2)(E)(ii). Subsequently, NASDAQ temporarily suspended enforcement of the rule, with the result that our compliance deadline is now December 21, 2009 (see “Exchange Listings” below).

Plan of Arrangement

On February 14, 2008 at a Special General Meeting, the securityholders, being the shareholders, optionholders and warrantholders, approved three resolutions in respect of our corporate reorganization. The resolutions passed at the Special General Meeting included a 'Reduction in Stated Capital', a 'Name Change' and the 'Plan of Arrangement' (the "Arrangement"). The Arrangement was approved by the Supreme Court of British Columbia on February 15, 2008.  The Arrangement was designed to allow us to accommodate and capitalize on certain financing opportunities that may arise in the future, (see “Plan of Reorganization” below), and to achieve NASDAQ’s Minimum Bid Price Requirement (see “ Exchange Listings” below).

On February 27, 2008, the closing of the Arrangement, the shareholders of Forbes Medi-Tech Inc., (“Old Forbes”) exchanged eight of their existing common shares for one common share of 0813361 BC Ltd. ("New Forbes"), a company incorporated under the British Columbia Business Corporations Act; and holders of options and warrants of Old Forbes became entitled to receive, on exercise of the options or warrants, one common share of New Forbes for each eight common shares of Old Forbes. The exercise price for each common share of New Forbes became eight times the exercise price for one existing common share of Old Forbes.   As a result of the exchange of shares referred to above, Old Forbes became a wholly owned subsidiary of New Forbes; shareholders, optionholders and warrantholders became shareholders, optionholders and warrantholders of New Forbes; Old Forbes changed its name from "Forbes Medi-Tech Inc." to "Forbes Medi-Tech Operations Inc." and New Forbes changed its name from "0813361 B.C. Ltd." to "Forbes Medi-Tech Inc.". Subsequent to the Arrangement, Old Forbes changed its name from "Forbes Medi-Tech Operations Inc." to "3887685 Canada Inc." and more recently, to “Deans Knight Income Corporation”. The shares of New Forbes began to trade on the TSX and NASDAQ in substitution for the shares of Old Forbes on Monday, March 3, 2008.

The Arrangement affected all shareholders, optionholders and warrantholders uniformly and did not affect any securityholders' existing percentage ownership interests or proportionate voting power in the Company or the existing percentage of the number of common shares of 0813361 B.C. Ltd. that could be acquired upon the exercise of an option or a warrant. After giving effect to the reorganization, there were approximately 4,801,491 issued and outstanding common shares of Forbes Medi-Tech Inc., warrants to purchase 259,083 common shares of Forbes Medi-Tech Inc. at a price of US $16.48 per share and options to purchase a total of 354,496 common shares of Forbes Medi-Tech Inc. at prices between $4.24 and $8.00 per share.

Reduction of Stated Capital and Accumulated Deficit

As a condition of implementing the Arrangement, Old Forbes reduced its stated capital and accumulated deficit by the amount of $98,460,000 so that, on the date of the Special General Meeting held on February 14, 2008, the realizable value of the assets of Old Forbes was greater than the aggregate of its liabilities and stated capital (as amended). After the reduction of the stated capital, Old Forbes’ stated capital was $2,566,525.

Exchange Listings

On January 22, 2008 we received a NASDAQ Staff Determination, (the “Staff Determination”) indicating that we failed to comply with the U.S. $1.00 Minimum Bid Price Requirement for continued listing set forth in Marketplace Rule 4310(c)(4), and that our securities were, therefore, subject to delisting from The NASDAQ Capital Market.  Following a hearing before a NASDAQ Listing Qualifications Panel to review the Staff Determination and a subsequent extension request, we were afforded until June 30, 2008 to regain compliance with NASDAQ’s Minimum Bid Price Requirement.  We regained compliance on June 17, 2008.

On September 19, 2008, we announced that we had received a NASDAQ Staff Deficiency Letter dated September 19, 2008 indicating that the bid price for its common stock has closed below the minimum of U.S. $1.00 per share for the previous 30 consecutive trading days, as required by Marketplace Rule 4320(e)(2)(E)(ii). NASDAQ provided us with 180 calendar days, or until March 18, 2009, to regain compliance with this rule.

In October 2008, we announced that we had received a letter from The NASDAQ Stock Market stating that with an effective date of October 16, 2008, NASDAQ has decided to temporarily suspend enforcement of the minimum bid price and minimum market value of publicly held shares rules, given the extraordinary market conditions. Subsequent to year end, we announced that NASDAQ had extended its suspension of the bid price and market value of publicly held shares requirements.  A second extension was announced by NASDAQ on March 23, 2009. As a result of these extensions, the Company's compliance deadline is now December 21, 2009.  Forbes can regain compliance with the suspended rules, to be reinstated on July 20, 2009, by achieving a US$1 closing bid price for a minimum of 10 consecutive trading days by December 21, 2009.  If we do not regain compliance by such date, our securities will be subject to delisting.

Subsequent to year end, on January 14, 2009, we announced that we had received notice from the Toronto Stock Exchange ("TSX"), indicating that the TSX is reviewing the eligibility of Forbes' common shares for continued listing on the TSX. The delisting review announced by the TSX relates to Forbes' market capitalization, which has fallen below the designated TSX threshold. Pursuant to the TSX's Remedial Review Process, Forbes has been given 210 days -- until August 12, 2009 -- to regain compliance with the TSX continued listing requirements.

Plan of Reorganization

On March 20, 2008, we announced that as part of our continuing reorganization plan, we entered into an agreement with a private investor (the "Investor") to reorganize Old Forbes. As announced on May 12, 2008, the first phase of this reorganization transaction was completed when the Investor made an investment of $2,960,000 by way of a convertible debenture of Old Forbes. All of the assets, liabilities and operations of Old Forbes, including the proceeds from the issue of the convertible debenture, were transferred to New Forbes. The debenture is convertible into 35% of the voting common shares and all of the non-voting common shares of Old Forbes, representing 79% of the issued and outstanding common shares of Old Forbes at the time of completion of the first phase of the transaction.

Subsequent to year end, our subsidiary, Old Forbes retained GMP Securities L.P. and a syndicate of agents in connection with an offering of its Voting Common Shares to the public (the "Offering").   Old Forbes changed its name to Deans Knight Income Corporation (“Deans Knight”). On March 9, 2009, Deans Knight filed a final prospectus relating to the Offering of these securities.  On March 18, 2009, the Offering was completed with Deans Knight issuing 10,036,890 Voting Common Shares at a price of $10 per share for gross proceeds of $100,368,900. As a requirement of the closing of the Offering, the holder of the Convertible Debenture issued by Old Forbes, exercised the conversion feature of the Convertible Debenture.

On March 18, 2009, as a result of the completion of the Offering and the conversion of the Convertible Debenture, our ownership in Deans Knight was diluted from 100% to approximately 1%. This loss of control resulted in a pre-tax dilution gain of approximately $3,700,000. Our remaining interest in Deans Knight is valued at approximately $800,000 which the Company expects to realize, subject to certain conditions, by May 2009 as part of our agreement with the holder of the Convertible Debenture.

Also, as a result of the completion of the above noted transactions, approximately $48,523,600 of non-capital losses, $34,398,700 of scientific research and experimental development expenditures and $7,096,900 of unclaimed federal investment tax credits attributable to Old Forbes will no longer be available to us.

These transactions have not resulted in any change to our share ownership, our listing on NASDAQ or TSX, the composition of our Board of Directors, management or in any of our relationships and commitments to shareholders, employees, government and industry partners, customers, and suppliers.  With effect on the closing date of the first phase of this reorganization transaction, Forbes acquired from Old Forbes, all rights to our intellectual property and continues to develop and market a portfolio of products for the benefit of all consumers, including the further commercialization of Reducol ™.

Corporate Restructuring

Historically, we have been involved in pharmaceutical research and development. On May 15, 2008, we announced a plan to focus exclusively on our revenue-generating nutraceutical business, to cease all in-house drug development activities and to reduce our total workforce in effect prior to the restructuring by approximately one-third, affecting employees in the U.S. and Canada. We retained core team members and are continuing to target key merger and/or acquisition opportunities in order to build a strong nutraceutical business base.

In August of 2008, we sold our former pharmaceutical business unit and assets based in San Diego, California.  Terms of the sale included an upfront payment of US $1,000,000 in cash paid at closing to us along with potential future payments of up to US $6 million, in cash or shares of Transition Therapeutics Inc., based upon Transition reaching certain developmental and regulatory milestones as outlined in the sale agreement.

We originally acquired these pharmaceutical assets in October 2006 as part of our acquisition of TheraPei Pharmaceuticals Inc. Of the amounts received from the sale transaction, we will pay 20 percent to the former TheraPei shareholders, in cash and common shares of Forbes.

Board of Directors

At our Annual General Meeting held May 22, 2008, our board of directors was reduced from six to four, with three directors retiring, and a new director, Greg Anderson, elected.  Joe Dunne was appointed Chairman.  Our board now consists of Joe Dunne, Nitin Kaushal, Greg Anderson and Charles Butt.  All directors, other than Mr. Butt, are independent.

2009 SUBSEQUENT EVENTS

In January 2009, we received a letter from The NASDAQ Stock Market stating that NASDAQ has decided to extend its suspension of the bid price and market value of publicly held shares requirements.   On March 23, 2009, NASDAQ announced that it was further extending its suspension.  As a result of these extensions, our compliance deadline is now December  21, 2009.  (see “Exchange Listings” above).

In January 2009, we announced that we had received notice from the Toronto Stock Exchange ("TSX"), indicating that the TSX is reviewing the eligibility of our common shares for continued listing on the TSX.   (see “Exchange Listings” above).

In February 2009, we announced that Old Forbes, whose name had been changed to “Deans Knight Income Corporation”, (“Deans Knight”) had filed a prospectus in connection with a public offering.  On March 18, 2009,  Deans Knight announced that it had completed the public offering  (see “Plan of Reorganization” above).

BASIS OF PRESENTATION

Our December 31, 2008 consolidated financial statements include the assets, liabilities and operating results of the Company, its wholly-owned subsidiaries, 3887685 Canada Inc. (Old Forbes), Forbes Research & Manufacturing Inc., Forbes Medi-Tech (Research) Inc., Forbes Medi-Tech (USA) Inc., and its 51% venture interest in Forbes-Fayrefield Ltd. (“Forbes-Fayrefield”).  The Company accounts for its interest in Forbes-Fayrefield using the proportionate consolidation method.  In March 2006, we disposed of our interest in the Phyto-Source joint venture. Also, in May 2008 we ceased operation of pharmaceutical research and development.  Our Management Discussion and Analysis focuses on our continuing operations and we present separately “Discontinued Operations” which include the Phyto-Source operations and pharmaceutical research and development operations. Material inter-company balances and transactions have been eliminated in these consolidated financial statements

RESULTS OF OPERATIONS

Selected Annual Information

Summary: (thousands of $ except per share values and number of shares)	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006

Phytosterol Revenues	$ 7,844	$ 8,904	$ 6,115
Cost of Sales	(7,543)	(9,155)	(5,857)
	301	(251)	258
Expenses	(7,643)	(9,847)	(12,227)
Other income / (expenses)	169	364	1,126
Loss from continuing operations	(7,173)	(9,734)	(10,843)

Income taxes recovery / (expense)	(17)	492	(158)
Net loss from continuing operations	(7,190)	(9,242)	(11,001)

(Loss) / income from discontinued operations, net of taxes	(463)	(2,441)	158
Net loss for the period	$ (7,653)	$ (11,683)	$ (10,843)

Weighted average number of shares	4,865,131	4,800,923	4,675,047

Loss per share from continuing operations Basic and diluted	$ (1.48)	$ (1.92)	$ (2.35)
(Loss) / income per share from discontinued operations Basic and diluted	$ (0.09)	$ (0.51)	$ 0.03
Net loss per share Basic and diluted	$ (1.57)	$ (2.43)	$ (2.32)

ASSETS:
Current assets	$ 9,058	$ 12,052	$ 23,524
Property plant and equipment	140	387	552
Intangibles and other assets	18	512	1,311
Total assets	9,216	12,951	25,387

LIABILITIES:
Current liabilities	$ 2,671	$ 2,379	$ 4,083
Convertible debenture	2,856	–	–
Long term liabilities	1,005	940	954

Equity component of subsidiary’s convertible debenture	399	–	–
SHAREHOLDERS EQUITY:
Share capital	$ 2,721	$ 101,027	$ 100,994
Contributed Surplus	10,027	9,875	8,943
Deficit	(10,462)	(101,270)	(89,587)

RESULTS OF CONTINUING OPERATIONS

The following table summarizes our results of continuing operations and selected financial information for the years ended December 31, 2008, 2007 and 2006

Summary: (thousands of $ except per share values)	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006

Phytosterol revenues	$ 7,844	$ 8,904	$ 6,115
Cost of sales	(7,543)	(9,155)	(5,857)
Expenses	(7,643)	(9,847)	(12,227)
Other income / (expenses)	169	364	1,126
Income taxes recovery / (expense)	(17)	492	(158)
Loss from continuing operations	$ (7,190)	$ (9,242)	$ (11,001)

Loss per share from continuing operations-basic and diluted	$ (1.48)	$ (1.92)	$ (2.35)

REVENUES / COST OF SALES

Revenues from continuing operations for the year ended December 31, 2008 include our proportionate share of the revenue generated by our joint venture, Forbes-Fayrefield. We started to recognize this joint venture revenue in June 2006.

Summary: (thousands of $)	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006

Sales-phytosterol products	$ 7,108	$ 7,717	$ 5,233
Sales-finished goods	732	1,130	731
Licensing	4	57	151
Phytosterol revenues	7,844	8,904	6,115

Cost of sales	7,543	9,155	5,857
	$ 301	$ (251)	$ 258

Fiscal 2008 compared to Fiscal 2007

Phytosterol revenues include direct sales of phytosterol products (branded – Reducol™, non-branded sterol esters and sterols), sales of finished products containing Reducol™ and amortization of previously received license fees in accordance with our revenue recognition policies.  Phytosterol revenues for the year ended December 31, 2008 totaled $7,844,000 compared with $8,904,000 for the year ended December 31, 2007.   This decrease was due to a decrease in our sales of certain sterols and in sales by Forbes-Fayrefield of finished products, such as margarine spread, spoonable yogurt, and yogurt drinks offset by an increase in sales of Reducol™.

We are in negotiation with potential customers internationally to expand our customer base.

Fiscal 2007 compared to Fiscal 2006

Phytosterol revenues, including interest income, for the fiscal year ended December 31, 2007 were $8,904,000 compared with $6,115,000 for the fiscal year ended December 31, 2006. This increase was due to increases in our sales of Reducol™ and sterols and increases in sales by Forbes-Fayrefield of finished products, such as margarine spread, spoonable yogurt, and yogurt drinks.

Concentration of sales and segmented disclosure

In the year ended December 31, 2008, the majority of our revenue was generated from four customers (December 31, 2007 – four customers, December 31, 2006 – four customers).  Customer A accounted for 47% (2007 – 40%, 2006 – 38%), Customer B accounted for 20% (2007 – 15%, 2006 – 7%), Customer C accounted for 11% (2007 – 10%, 2006 – 7%), and Customer D accounted for 9% (2007 – 13%, 2006 – 12%) of revenue. For 2008, 51% (2007 – 49%, 2006 – 57%) of sales are recorded in the USA, 48% (2007 – 50%, 2006 – 40%) of sales are recorded in Europe and the balance in other international markets.

Cost of Sales (“Cost of Sales”) Cost of Sales for the year ended December 31, 2008 totaled $7,543,000 on phytosterol revenues of $7,840,000, or 96% of phytosterol revenues, for the year ended December 31, 2007 - $9,155,000 on phytosterol revenues of $8,847,000 or 103% of phytosterol revenues. In the year ended December 31, 2008, the inventory valuation allowance amounted to $247,000 (December 31, 2007 - $450,000, December 31, 2006 - $350,000).  We recognized $1,033,000 (December 31, 2007 - $391,000, December 31, 2006 - $nil) relating to allowances for losses on future year purchase commitments, which are included in Cost of Sales.  Prior to the impact of these allowances, in the year ended December 31, 2008, Cost of Sales as a percentage of phytosterol revenues was 86% compared to 94% for the year ended December 31, 2007.  Continued market price pressure has not enabled us to increase our sales prices to achieve higher margins.  In addition, selling high cost product, the effect of inventory valuation adjustments (as further described below), the sale of excess inventories at reduced prices to align our inventory balances with forecasted demand, and lower margins being realized on the sales of finished goods sold through Forbes-Fayrefield have all contributed to a slight increase in Cost of Sales as a percentage of phytosterol revenues.  We are diligently working on alternative ways to decrease our Cost of Sales and improve our margins.

Cost of Sales for the year ended December 31, 2007 totaled $9,155,000 on phytosterol revenues of $8,847,000 or 103% of phytosterol revenues and for the year ended December 31, 2006 - $5,857,000 on phytosterol revenues of $5,964,000 or 98% of phytosterol revenues. In the year ended December 31, 2007, we recognized $450,000 (December 31, 2006 - $350,000) of inventory valuation allowances on excess inventories and recognized $391,000 (December 31, 2006 - $nil) relating to allowances for losses on future year purchase commitments, which are included in Cost of Sales.  Prior to the impact of this allowance, in the year ended December 31, 2007, Cost of Sales as a percentage of phytosterol revenues was 94% compared to 92% for the year ended December 31, 2006. The increase in percentage is attributable to selling high cost products, inventory valuation adjustment (as further described below), competitive customer pricing pressure and lower margins being realized on the sales of finished goods sold through Forbes-Fayrefield.

Fluctuations in Cost of Sales as a percentage of phytosterol revenue are attributable to the mix of product sold in a period, varying contractual sales terms, lower margins realized on the sales of finished goods sold through Forbes-Fayrefield and inventory valuation adjustments (as further described below).  We are working on improving our overall margins.

We regularly review inventory quantities on hand and record an estimated provision for excess inventory based primarily on our historical sales and expectations for future use. To the extent we have excess inventory, we recognize a reserve for such excess inventories based on the expected realizable value of inventory. Actual demand and market conditions may be different from those projected by us. This could have a material effect on our operating results and financial position. If we were to make different judgments or utilize different estimates, the amount and timing of our write-down of inventories could be materially different.

Excess inventory remains saleable.  Sales of excess inventory may have the effect of increasing the gross profit margin beyond that which would otherwise occur, because of previous write-downs.

Having entered into a long-term supply agreement with Phyto-Source at the time of our disposition of our interest in the Phyto-Source joint venture, for the supply of Reducol™ and other wood sterols, we also review contracted purchase commitments on a regular basis and record any necessary provision for losses on future year purchase commitments based primarily on our historical sales and expectations for future use.

OPERATING EXPENSES

Summary: (thousands of $)	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006

General and administrative	$ 5,282	$ 4,875	$ 6,018
Marketing, sales & product development	1,528	1,606	2,762
Nutraceutical research, development and support	1,213	1,775	2,915
Depreciation/amortization	76	160	143
Foreign exchange losses (gain)	(456)	1,431	390
Total operating expenses	$ 7,643	$ 9,847	$ 12,228

General and administrative  General and administrative expenditures (“G&A”) for fiscal year 2008 totaled $5,282,000, compared with $4,875,000 in fiscal year 2007 and with $6,018,000 in fiscal year 2006.  By type of costs incurred, G&A for 2008 consists of professional services - $1,167,000 (2007 - $845,000, 2006 - $1,229,000); salaries and benefits - $1,605,000 (2007 - $1,745,000, 2006 - $1,726,000); travel - $233,000 (2007 - $265,000, 2006 - $367,000); occupancy costs - $310,000 (2007 - $298,000, 2006 - $293,000); and operations - $1,875,000 (2007 - $1,303,000, 2006 - $1,719,000).  The allocation of stock based compensation to G&A was $92,000 (2007 - $419,000, 2006 - $684,000).  In 2008, the increase is primarily attributable to an increase in professional fees incurred to complete the Plans of Arrangement and Reorganization, and an increase in professional fees and filing fees associated with the NASDAQ hearing.  Also, a substantial portion of the increase in operations in fiscal 2008 is due to interest accretion associated with the convertible debenture.

Related party transactions   Included in professional services for the year ended December 31, 2008 were payments for legal services of $122,000, made to Cawkell Brodie Glaister LLP, a law firm of which the Company’s Corporate Secretary, Nancy Glaister, is a partner (2006 - $204,000, 2006 – $229,000)

Nutraceutical research, development and support   Our Nutraceutical research, development and support expenses for the year ended December 31, 2008, totaled $1,214,000 compared with $1,775,000 for the year ended December 31, 2007 and $2,915,000 for the year ended December 31, 2006.  Nutraceutical research, development and support expenditures prior to the allocation of stock based compensation decreased primarily due to reduced patent costs and clinical work relating to functional foods offset by severance costs.  Patent application, filing and defence costs are expensed as incurred and included in Nutraceutical research, development and support research and development costs.

Marketing, sales & product development (“Marketing”) totaled $1,528,000 for 2008 compared with $1,606,000 incurred in 2007 and $2,762,000 in 2006.  The decrease in 2008 from 2007 is attributable to a reduction in promotional material, product samples and travel costs offset by severance costs.  The decrease in 2007, compared to 2006, was attributable to a reduction in staffing levels and reduced expenditures in the areas of material handling, and advertising, as a result of fewer product launches.  In 2008, allocation of stock based compensation to Marketing was $31,000 (2007 - $189,000, 2006 - $314,000).

Foreign exchange gains totaled $456,000 for the year ended December 31, 2008 compared with $1,431,000 in losses in year ended December 31, 2007.  Of the foreign exchange gains for the year ended December 31, 2008, $529,000 (2007-$1,170,000 exchange losses) is attributable to unrealized foreign exchange gains and $73,000 relates to realized exchange losses (2007-$261,000 exchange losses).

Foreign exchange losses totaled $1,431,000 for the year ended December 31, 2007 compared with $390,000 in year ended December 31, 2006.  Of the foreign exchange losses for the year ended December 31, 2007, $1,170,000 (2006-$606,000) is attributable to unrealized foreign exchange losses and $261,000 relates to realized exchange losses (2006-$216,000 exchange gains).

The unrealized foreign exchange losses result primarily from the translation of non-Canadian dollar denominated assets and liabilities into Canadian dollars and realized foreign exchange losses are recognized on settling of non-Canadian dollar transactions at different rates than those originally booked.

Stock-based compensation Stock-based compensation expense totaled $152,000 for the year ended December 31, 2008 compared with $958,000 for 2007 and with $1,819,000 for 2006.  Of the $152,000 of stock-based compensation expense recorded in 2008, $150,000 (2007 - $840,000, 2006 - $1,589,000) relates to employee and $2,000 (2007 - $118,000, 2006 - $230,000) to non-employee option grants. The fluctuations in these values are dependent upon the Company’s stock prices as listed on the TSX at the grant or valuation date, the stock’s volatility for the option life or vesting term, and the number of options granted in a given period.

For the years December 31, 2008, 2007 and 2006, this compensation expense was allocated to nutraceutical research, development and support expenses, general and administrative expenses, and marketing, sales and product development expenses on the same basis as for the allocations of cash compensation as summarized below:

Stock based compensation (thousands of $)	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006

General and administrative	$ 92	$ 419	$ 684
Marketing, sales and product development	31	189	314
Nutraceutical research, development and support	29	350	821
	$ 152	$ 958	$ 1,819

DISCONTINUED OPERATIONS

The following tables reflect our (loss) / income from discontinued operations relating to our pharmaceutical research and development, and from the Phyto-Source joint venture for the years ended December 31, 2008, 2007 and 2006.

Discontinued operations (thousands of $)	Year ended December 31, 2008	Year ended December 31, 2007	Year ended December 31, 2006

a) Discontinued Operations – Pharmaceuticals Research & Development

Loss from discontinued operations	$ (1,231)	$ (2,441)	$ (6,829)
Gain on disposal of discontinued operations	768	―	―

b) Discontinued Operations – Phyto-Source

Income from discontinued operations	―	―	29
Gain on disposal of discontinued operations	―	―	6,958
(Loss) / gain from discontinued operations	$ (463)	$ (2,441)	$ 158

a)  Discontinued Operations – Pharmaceuticals Research & Development

In May 2008, we announced our decision to discontinue our pharmaceutical research and development programs and to focus on our nutraceutical operations.  In August 2008, we completed an agreement for the sale of our pharmaceutical assets and business unit based in San Diego, California to Transition Therapeutics Inc. (Transition).  Terms of the sale included an upfront payment of $1,054,000 (US $1,000,000) in cash paid at closing to us with potential future payments of up to US $6,000,000 payable in cash or Transition shares, based upon Transition reaching certain developmental and regulatory milestones.  We originally acquired these pharmaceutical assets in October 2006 as a part of our acquisition of TheraPei Pharmaceuticals Inc.  Of the amounts received from the sale transaction, we will pay 20 percent to the former TheraPei shareholders, in cash and common shares of Forbes.

b)  Discontinued Operations – Phyto-Source

As previously disclosed, in February 2006, we announced our decision to dispose of our interest in Phyto-Source LP, and on March 14, 2006, we finalized an agreement to sell our interest for US$25,000,000 (Cdn$28,935,000, based on then current exchange rates). On the sale, we recognized a net gain of $6,958,000, which was calculated as the excess of proceeds received over the net book value of the assets disposed of, write-down of capitalized technology in the amount of $1,697,000, $134,000 in transaction fees, $7,234,000 in income tax expense, less $845,000 in a future tax liability reversal.

QUARTERLY FINANCIAL INFORMATION

(thousands of $ except per share amounts) (unaudited)	2008				2007
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$ 1,196	$ 1,927	$ 2,691	$ 2,030	$ 2,561	$ 2,299	$ 2,108	$ 1,936
Loss from continuing operations	(2,316)	(1,430)	(2,347)	(1,097)	(1,741)	(2,798)	(3,127)	(1,576)
Income/(loss) from discontinued operations	(5)	785	(683)	(559)	(1,069)	(346)	(260)	(766)
Net income/(loss) for period	$ (2,321)	$ (645)	$ (3,030)	$(1,656)	$ (2,810)	$ (3,144)	$ (3,387)	$ (2,342)

Loss per share from continuing operations Basic and diluted	$ (0.37)	$ (0.29)	$ (0.48)	$ (0.23)	$ (0.36)	$ (0.58)	$ (0.65)	$ (0.33)
Income/(loss) per share from discontinued operations Basic and diluted	–	0.16	(0.14)	(0.11)	(0.22)	(0.07)	(0.06)	(0.16)
Net income/(loss) per share Basic and diluted	$ (0.37)	$ (0.13)	$ (0.62)	$ (0.34)	$ (0.58)	$ (0.65)	$ (0.71)	$ (0.49)

Revenues over the most recent eight quarters include primarily the revenues from sales of our nutraceutical product, Reducol™, and since Q2/2006, revenue also includes our proportionate share of the Forbes-Fayrefield revenue from the sale of finished goods containing Reducol™. We expect that revenues will continue to fluctuate from quarter to quarter, depending on customer needs.

The loss from continuing operations over the most recent eight quarters has been affected largely by the following significant events.

Included in the loss from continuing operations are amounts relating to stock option compensation expense for employees and non-employees of Forbes.  The figures included are as follows Q1/2007 - $110,000, Q2/2007 - $818 ,000, Q3/2007 - $14,000, Q4/2007 - $17,000, Q1/2008 - $25,000, Q2/2008 - $10,000, Q3/2008 - $103,000, and Q4/2008 - $14,000.  The fluctuations in these values are dependent upon our stock prices as listed on the TSX at the grant or valuation date, the stock’s volatility for the option life or vesting term, and the number of options granted in a given period.

Also included in our operating results are write-downs and reversals of write-downs attributable to the net realizable value of inventory as follows:  Q1/2007 $140,000 write-down, Q2/2007 $330,000 write-down, Q3/2007 $491,000 write-down, Q4/2007 $861,000 reversal of write-down, Q1/2008 $193,000 write-down, Q2/2008 $164,000 reversal of write-down, Q3/2008 $138,000 write-down and Q4/2008, $370,000 reversal of write-down.  Also included in the operating results are provisions and reversals of provisions for losses attributable to future inventory purchase commitments as follows: Q3/2007 $437,000 provision, Q4/2007 $46,000 reversal of provision, Q1/2008 $266,000 reversal of provision, Q2/2008 $119,000 increase of provision, Q3/2008 $44,000 increase of provision, and Q4/2008 $1,136,000 increase of provision.

In addition, we realized foreign exchange gains and losses as follows:  Q1/2007 - $103,000 loss, Q2/2007 $864,000 loss, Q3/2007- $495,000 loss, Q4/2007- $31,000 gain, Q1/2008- $318,000 gain, Q2/2008 - $64,000 loss, Q3/2008 - $28,000 loss, and Q4/2008 - $127,000 gain.

In Q2/2008 we incurred $500,000 of costs, primarily severance pay, associated with our corporate restructuring announced in May 2008. In addition, we incurred $470,000 of costs associated with securing our Non–dilutive financing which closed in May 2008.

LOAN COMMITMENTS, CAPITAL LEASE AND GUARANTEES

Forbes-Fayrefield has a € 300,000 line of credit to support its operations.  Security for the line of credit is currently by way of a debenture registered over all of the assets of Forbes-Fayrefield. No guarantees have currently been provided by us, or by Fayrefield. The line of credit bears interest at a floating rate of the Royal Bank of Scotland Currency Lending Rate for Euros (currently 2.5%) plus 2.0% per annum, calculated daily. Any funds drawn under this facility are repayable on demand, and the facility may be terminated at any time by the Lender.  As at December 31, 2008, € nil was drawn under the facility, and Forbes-Fayrefield was in compliance with all covenants with the Lender.

The convertible debenture was issued May 9, 2008 by 3887685 Canada Inc. (“Old Forbes”), a wholly owned subsidiary of ours, and is convertible or callable for a period to May 9, 2009. The convertible debenture is convertible into 35% of the voting common shares and all of the non-voting common shares of Old Forbes, representing 79% of the issued and outstanding common shares of Old Forbes.

The company does not have any loan commitments, capital leases or guarantees (See “Plan of Reorganization”).

LIQUIDITY AND CAPITAL RESOURCES

Since inception, we have financed our operations and capital expenditures primarily through debt and equity offerings, sales revenues (since 2002), proceeds from disposition of assets, and, to a lesser extent, license revenues and government grants.

Our net cash and cash equivalents as of December 31, 2008 totaled $1,377,000 compared with $5,234,000 as at December 31, 2007.  We had working capital of $3,531,000 at December 31, 2008 (December 31, 2007 – working capital $9,673,000).

Cash used in continuing operating activities was $7,934,000 in fiscal 2008, compared to $10,101,000 in fiscal 2007 and $17,846,000 in fiscal 2006. Net cash used in continuing operations for 2008 was primarily a result of the net loss of $7,653,000 for the period.  We adjusted for non-cash items and an increase in non-cash operating items of $120,000, primarily relating to increases in inventories and accounts receivable offset by a decrease in life insurance cash surrender value and an increase in accounts payable and accrued liabilities.  Net cash used in continuing operations for 2007 was primarily a result of the net loss of $11,684,000 for the period adjusted for non-cash items and increases in non-cash operating items of $291,000, primarily relating to a decrease in accounts payable and accrued liabilities offset by a decrease in inventories.  Net cash used in continuing operations for 2006 was primarily a result of the net loss of $10,843,000 for the period adjusted for non-cash expenses and discontinued operations items, and increases in non-cash operating items of $2,013,000, primarily relating to increases in inventories, offset by a decrease in prepaid expenses and in an increase in accounts payables.

Investing activities in the year ended December 31, 2008 realized $1,116,000 resulting primarily from the proceeds of $1,017,000 realized on the disposal of the discontinued pharmaceutical operations. Cash realized in investing activities in the year ended December 31, 2007 was $41,000 relating to proceeds from long-term note receivable offset by the acquisition of capital assets.  Investing activities in the year ended December 31, 2006 realized $28,456,000 relating to the proceeds of $28,935,000 on disposal of our interest in Phyto-Source, less $436,000 invested in intangible assets arising on the acquisition of TheraPei Pharmaceuticals Inc. and $174,000 invested in capital assets

In fiscal 2008, financing activities provided $2,960,000 of cash proceeds from the convertible debenture, compared with $7,000 in 2007 and $593,000 in 2006. In 2007 and 2006, funds generated from financing activities resulted from the exercise of options and warrants.

We are of the view that our capital resources will be sufficient to finance operations into the fourth quarter of 2009.   This view is based on a number of factors and assumptions, and include the assumption that our expenditures will not exceed those currently planned, that we will receive the $800,000 Additional Funding as anticipated, that there will be no material change to our relationships with our four largest customers, and our revenues for 2009 will meet or exceed our expectations.

We have no external sources of liquidity such as lines of credit (excluding the line of credit in the Forbes-Fayrefield joint venture, which is restricted to use by that entity).

In order to continue operations beyond the fourth quarter of 2009, and to minimize risks to our operations in the meantime should any of our assumptions fail to be realized, we will need to undertake a suitable sale, merger, acquisition or other strategic combination transaction (an “M&A transaction”), or obtain additional financing.  While management is considering all financing alternatives and is seeking to raise additional funds for operations from potential investors, there is no assurance that such funding will be available or obtained on favorable terms.  The market for both debt and equity financings for companies such as ours has always been challenging.  We are also continuing to focus our efforts on obtaining a suitable M&A transaction.  Our future operations are completely dependent upon our ability to complete a suitable M&A transaction and/or secure additional funds. If we cannot complete one or more of these, we will have to consider additional strategic alternatives which may include, among other strategies, exploring the monetization of certain intangible assets as well as seeking to out-license assets, potential asset divestitures, winding up, dissolution or liquidation.  The above matters raise substantial doubt about our ability to continue to operate as currently structured.

We have no material off-balance sheet arrangements. We have no material trading activities involving non-exchange traded contracts accounted for at fair value. We have no material relationships and transaction terms that would not be available from clearly independent third parties on an arm’s length basis.

FINANCIAL INSTRUMENTS

Fair value of financial instruments:

Carrying values of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, approximate fair value due to their short terms to maturity.  The carrying value of the tenure allowance is equal to its fair value being the present value of future payments discounted at the current market rate of interest.  The fair value of the convertible debenture is equal to the present value of the debenture’s issue price discounted at an estimated incremental borrowing rate of 25% rate of interest.

We operate internationally and have foreign currency risks related to our revenue and operating expenses denominated in currencies other than the Canadian dollar. Consequently, movements in the foreign currencies in which we transact could affect future financial results. We do not use hedging techniques to mitigate such currency risks. We cannot predict the effect of foreign exchange losses in the future; however, if significant foreign exchange losses are experienced, they could have a material adverse effect on our business, results of operations and financial condition.

CONTRACTUAL OBLIGATIONS

The following table sets out our known contractual obligations as specified in the table as of December 31, 2008, our latest fiscal year-end balance sheet.

As at December 31, 2008 (thousands of $)	Payments due by period
	Total	Less than 1 year	2 – 3 years	4 – 5 years	More than 5 years

Operating lease obligations (i)	$ 705	$ 321	$ 345	$ 39	–
Purchase obligations (ii)	8,826	3,132	5,694	–	–
Total	$ 9,531	$ 3,453	$ 6,039	$ 39	–

(i)

Operating leases comprise our long-term leases of rental properties, photocopiers, and postage meter.

(ii)

Purchase obligations reflect our obligations under our Sterol Supply Agreement with Phyto-Source.

We have no material off-balance sheet arrangements.  We have no material trading activities involving non-exchange traded contracts accounted for at fair value.  We have no material relationships and transaction terms that would not be available from clearly independent third parties on an arm’s length basis.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  A reconciliation of amounts presented in accordance with United States generally accepted accounting principles (“U.S. GAAP”) is described in Note 25 to the consolidated financial statements for the year ended December 31, 2008.

Critical accounting policies and estimates are those policies, assumptions and estimates most important in the preparation of our consolidated financial statements. Selection of policies requires Management’s subjective and complex judgment from many alternatives and estimates involving matters that are inherently uncertain. Management believes that those policies, assumptions and estimates are reasonable, based on the information available. Those policies, assumptions and estimates affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses during the period represented.

The preparation of our financial statements requires estimates and judgments that affect the reported amounts of assets, liabilities, equity, and revenues and expenses, and related disclosure of contingencies. Management evaluates the assumptions and estimates, including those related to sales, inventories, intangible assets and accrued liabilities. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable under the circumstances. The results of those estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The actual results might differ materially from these estimates under different assumptions or conditions. The methodologies used and assumptions selected by management in making these estimates, as well as the related disclosures, have been reviewed by and discussed with the Audit Committee of the Board of Directors. Management believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of the consolidated financial statements. Notes 4 and 5 to the consolidated financial statements for the year ended December 31, 2008 should be read in conjunction with this Management Discussion and Analysis for a more comprehensive outline of our significant accounting policies.

Revenue recognition  We recognize revenue from product sales at the time the product is shipped or upon delivery, which is when title passes to the customer, and when all significant contractual obligations have been satisfied and collection is reasonably assured.

Revenue from licensing agreements is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the amount is determinable and collectability is reasonably assured. License fees are deferred and amortized over the life of the relevant agreements.

Inventories  Raw materials inventory is valued at the lower of cost and replacement cost.  Finished goods and work-in-process inventories are valued at the lower of cost and net realizable value.  Cost is determined using average cost. Inventory is reviewed on a product-by-product basis, and any valuation allowances are written off to cost of sales.

We regularly review our inventories for obsolescence and valuation issues. Should selling prices and demand for our inventory decline, additional provisions for obsolescence and valuation may be necessary.  In the year ended December 31, 2008, our inventory valuation allowance amounted to $247,000 (December 31, 2007 - $450,000) of inventory reserves on excess inventories

Accrued liabilities  We engage a number of third party service providers, contract manufacturing and logistic organizations. The basis of accruals is estimated expenses and/or inventory production. Where possible, detective controls, such as confirmations, are used to verify significant accruals. For example, we request and verify the accruals with statements from known, significant vendors and reconcile invoices received subsequent to the period end against those accruals. This accrual depends on the issuance and accuracy of estimates in purchase orders and contracts, and the accuracy of estimates of costs incurred to the end of the reporting period.

For the year ended December 31, 2008, $1,424,000 (2007-$391,000) was recognized as a provision for losses on future inventory purchase commitments.

Stock-based compensation  We have a stock-based compensation plan for our employees, officers, directors and consultants and for those of our affiliates.  Effective January 1, 2004, we have adopted, on a retroactive basis, the transitional provisions of CICA Handbook Section 3870, “Stock-based compensation and other stock-based payments”.  Beginning January 1, 2004, we account for employee stock options to include the recognition of compensation expense for stock options granted to employees, based on the fair value of the stock options issued.

We account for all options granted to non-employees under the fair value based method.  Under this method, options granted to non-employees are measured at their fair value and are recognized as the options are earned and the services are provided.

We use the Black-Scholes option-pricing model to calculate stock option values, which requires certain assumptions related to the expected life of the option, forfeiture rate, future stock-price volatility, risk-free interest rate, and dividend yield. The expected life of an option is based on a maximum up to two years vesting period of the stock option plan. The basis of future stock-price volatility is historical volatility of our common shares over the expected life of the option. The basis of the risk-free interest rate is the zero-coupon Canadian government bond rate with a term equal to the expected life of the option. The basis of the dividend yield is on the option’s exercise price and expected annual dividend rate at the time of grant. We have not paid dividends in the past, nor have any plans to pay dividends. Changes to any of these estimates or assumptions, or the use of a different option-pricing model could produce a different fair value for stock-based compensation expense, which could have a material effect on the results of operations.

Accretion of interest   The carrying value of the Convertible Debenture is accreted to the estimated redemption value using the effective yield method through charges to income over the period up to the redemption date.

Convertible debenture   The carrying amount of the convertible debenture is stated at amortized cost and amounts to $2,856,272.  The fair value of the convertible debenture, determined as the present value of the debenture’s issue price discounted at our estimated incremental borrowing rate of 25% for the expected life of the debenture, amounted to $2,792,915.

Income taxes   Income taxes are reported using the asset and liability method, whereby future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carry forwards.  Income taxes are recorded based on enacted or substantially enacted income tax rates.  A valuation allowance is recorded for the portion of the future income tax assets for which the realization of value is not considered to be more likely than not.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Current year adoption of new accounting standards

Effective on January 1, 2008, the Company adopted the recommendations of CICA Handbook Section 1535, Capital Disclosures (Section 1535), Section 3031, Inventories (Section 3031), Section 3862, Financial Instruments – Disclosures (Section 3862), and Handbook Section 3863, Financial Instruments – Presentation (Section 3863).

Section 1535 specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether we have complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

Section 3031 replaces Handbook Section 3030, Inventories, providing more guidance on the measurement and disclosure requirements for inventories. The measurement changes include the allocation of overhead based on normal capacity, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use, and the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories.  This accounting standard was applied retrospectively; however, there was no material impact on prior period financial statements requiring restatement by adopting the new standard.

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how we manage these risks. Adoption of Section 3863 had no impact on our financial instrument related presentation disclosure.

We early adopted the new recommendations of the CICA Emerging Issues Committee as described in Abstract 173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. This Abstract clarifies that the Company must consider its own credit risk and the credit risk of a counterparty in the determination of the fair value of derivative instruments. We adopted this standard effective January 1, 2008 and it had no material effect on opening balances.

Future changes in accounting standards

International financial reporting standards  In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IRFS over an expected five year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for the publicly-listed companies to use IFRS, replacing Canada’s own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company’s first year end under IFRS will be December 31, 2011. The transition date for us will be January 1, 2011 and may require the restatement for comparative purposes of amounts reported by us for the year ended December 31, 2010. While we have begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Business combinations  In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces the existing standards. This section establishes the standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This standard is effective for business combinations with acquisition dates on or after January 1, 2011. Earlier adoption is permitted. We are currently assessing the impact this standard will have on its financial position and results of operations.

Consolidated financial statements  In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, which replaces the existing standards. This section establishes the standards for preparing consolidated financial statements and is effective for us on December 1, 2011. Earlier adoption is permitted. We are currently assessing the impact this standard will have on its financial position and results of operations.

Non-controlling interests  In January 2009, the CICA issued Handbook Section 1602, Non-controlling Interests, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination, and is effective for us on December 1, 2011. We are currently assessing the impact this standard will have on its financial position and results of operations.

MANAGEMENT'S ANNUAL REPORT OF DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Controls and Procedures

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of the design and operations of our “disclosure controls and procedures” (as described in the Exchange Act Rule 13a-15(e) as of the end of the period covered by this report. Based upon that evaluation, management concluded that our disclosure controls and procedures are effective in timely alerting us to material information relating to the Company required to be included in our periodic SEC and SEDAR filings, and that information is recorded, processed, summarized and reported as and when required.

Under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal controls over financial reporting at December 31, 2008.  Based upon that evaluation management concluded that our internal controls over financial reporting, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), are effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

We have limited the scope of our design of our disclosure controls and procedures, and internal controls over financial reporting, to exclude controls, policies and procedures of Forbes-Fayrefield Ltd, a proportionately consolidated entity in which we have an interest.  Please refer to note 11 of our audited financial statements for the year ended December 31, 2008, summary financial information about Forbes-Fayrefield Ltd.

Changes in Internal Controls Over Financial Reporting

There have been no changes in our internal controls over financial reporting during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

OUTSTANDING SHARE DATA

The number of common shares outstanding as of March 27, 2009 was 4,969,813 and has not changed from December 31, 2008.

The number of options outstanding under our 2007 Stock Option Plan as of March 27, 2009 was 486,915 and had increased by 60,200 since December 31, 2008 resulting from the issuance of 70,000 options less the forfeiture of 9,800 options.  These options entitle the holders to purchase a total of 486,915 common shares at varying prices and have varying expiry dates.

In addition, at March 27, 2009, we had 259,083 warrants outstanding of which entitled the holders to purchase up to 259,083 common shares at a price of US$16.48 per share (expiring on October 26, 2010).  All such warrants may be exercised on a cashless basis at the option of the holder.

Also, we may be required to issue to the University of British Columbia (“UBC”) 3,125 common shares under certain circumstances, pursuant to our remaining 1995 technology license with UBC.

Since 1998, we have had a Shareholder Rights Plan in place pursuant to which rights to purchase common shares of the Company at a substantial discount to market may be issued to certain shareholders in the event of certain types of take over bids or an acquisition of control (20% or more) under certain circumstances.   On April 22, 2008 our Board of Directors amended and restated the Plan in order to take into account the terms of similar plans approved by shareholders of other Canadian public companies and the expectations of major investors. Shareholders approved the amended and restated Plan at the May 17, 2008 Annual General & Special Meeting.

Finally, we may be required to issue additional common shares pursuant to our acquisition in 2006 of Forbes Medi-Tech (Research) Inc. (formerly TheraPei Pharmaceuticals, Inc.) and our subsequent disposal of the TheraPei technology in August 2008.  Future consideration payable by us will be calculated at 20% of any future amounts received from Transition Therapeutics Inc., pursuant to the sales agreement (see “Discontinued Operations” above).  All consideration will be paid as to a minimum of 80% in our common shares, subject to regulatory and shareholder approval as required, and the balance, up to 20%, in cash. We may elect to pay cash in lieu of the issuance of shares in certain circumstances.

FORWARD LOOKING STATEMENTS, FORWARD LOOKING INFORMATION

AND RISK FACTORS THAT MAY AFFECT FUTURE RESULTS:

This Management’s Discussion and Analysis contains forward-looking statements and forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act and applicable Canadian securities laws.  All such statements and information are made and given pursuant to the “safe harbor” provisions of applicable securities legislation.   Forward-looking statements and information are statements and information that are not historical facts, and include financial projections and estimates and their underlying assumptions; statements regarding beliefs, plans, objectives and expectations with respect to future sales, revenue, financings, mergers and acquisitions, operations, partnerships, products, research & development, the supply of services and raw materials, and manufacturing and distribution; the impact of regulatory initiatives on our operations; and other statements regarding future performance.  Forward-looking statements and information can be identified by the use of forward-looking terminology, such as “strategy”, “vision”, “beliefs”, “to develop”, “target”, “continuing”, “focus”, “potential”, “will be”, “forecast”, “2009”, “opportunities”, “forward”, “believe”, “anticipated”, “objective”, “seeking”, “expected”, “expects”, “expectation”, “planned”, “next”,  “projected” and similar expressions or variations thereon, by reference to future dates or events, or by referencing that events or conditions “will,” “may,” “could” or “should” occur. Forward-looking statements and information include financial outlooks, including management’s outlook regarding the sufficiency of our capital resources (see “Liquidity and Capital Resources” above). These financial outlooks are provided for information purposes only, to assist in explaining management’s view of our financial condition and future prospects, and are not to be relied upon for any other purpose.  Forward-looking statements and information are statements about the future and are inherently uncertain, and actual achievements by us and other results and occurrences may differ materially from those reflected in the forward-looking statements and information due to a variety of risks, uncertainties and other factors, some of which are listed below.  Forward-looking statements and information are based on the assumptions, beliefs, opinions and expectation of our management at the time they are made, and we do not assume any obligation to update our forward-looking statements and information, except as required by law.

We are subject to significant risks and past performance is no guarantee of future performance.  We cannot predict all of the risk factors, nor can we assess the impact, if any, of such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements and information. Accordingly, forward-looking statements and information should not be relied upon as a prediction of actual results.  The following offers a brief overview of some of the risk factors to be considered in relation to our business.  This list is not exhaustive, as we operate in a rapidly changing business environment, and new risk factors emerge from time to time:

•

Need for Additional Funds / Going Concern  We will need to obtain additional financing, or a suitable M&A transaction, by the end of 2009 in order to carry on our business as a going concern.  As stated above, we believe our capital resources are adequate to fund operations into the fourth quarter of fiscal 2009, based on the assumptions and factors set out above.  See “Liquidity and Capital Resources.”  There can be no assurance that such assumptions and factors will be realized or met, and in particular, we may not be able to achieve our 2009 revenue expectations; we may not receive the $800,000 Additional Funding in the time frame forecasted, at all or may receive substantially less than such amount; and we may not be able to control our expenses and may need to incur unanticipated expenses, and such unanticipated expenses could be material. In order to continue operations beyond the fourth quarter of 2009, and to minimize risks to our operations in the meantime should any of our assumptions fail to be realized, we will need to undertake a suitable M&A transaction, or obtain additional financing.  While management is considering all financing alternatives and is seeking to raise additional funds for operations from potential investors, there is no assurance that such funding will be available or obtained on favorable terms.  The market for both debt and equity financings for companies such as ours has always been challenging.  We are also focusing our efforts on obtaining a suitable M&A transaction.  Our future operations are completely dependent upon our ability to complete a suitable M&A transaction, and/or secure additional funds. If we cannot complete one or more of these, we will have to consider additional strategic alternatives which may include, among other strategies, exploring the monetization of certain intangible assets  as well as seeking to out-license assets, potential asset divestitures, winding-up, dissolution or liquidation.  The above matters raise substantial doubt about our ability to continue to operate as currently structured.

•

Need for Growth and /or Merger & Acquisition Opportunities  We intend to expand our sales of Reducol™ and other value-added products, however, there is no assurance that our resources will be able to adequately respond to support such growth or that there will exist a demand for such growth by our current and proposed customers.   We also intend to build a strong nutraceutical base through merger and acquisition opportunities, which may not materialize.  Failure to adequately grow our sales, merge with or acquire another nutraceutical-based business or acquire other commercially successful products before the end of 2009 may have a material adverse effect on the sustainability of our operations and our ability to continue.

•

The Company has a History of Losses   For the year ended December 31, 2008 we reported a net loss of $7,653,000. The Company has not, since inception, reported year-end profitable earnings.  We anticipate that we will continue to incur significant losses during fiscal 2009 and beyond and that we will not reach profitability until after further successful and profitable commercialization of our products.  Even then, the initial losses incurred by us may never be recovered.  There can be no assurance that any of our existing or potential customers’ marketed products or products currently under development will be, or will continue to remain, commercially successful, which if not, would have an adverse effect on our business and such effect could be material.

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Dependence Upon a Few Customers and Products  We expect that most of our revenue for 2009 will be earned from sales to a few customers.  Any material change in the relationship with such customers, the customer’s projected demands for our products, or the ability of such customers to meet their contractual obligations may negatively impact our business and operations.   Our contract for the sale of Reducol™ to our largest single buyer will end in June, 2009.  Failure to renew or otherwise extend this contract will have a material adverse effect on our product sales and revenue, and on the sustainability of our operations and ability to continue. There can be no assurance that any sales forecasts will be realized or filled.  This would negatively affect our revenues and such negative effect could be material.

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Competition  We have a number of competitors who are better able to commercialize their products, which could render our products obsolete or uncompetitive.  Our competitors include Johnson & Johnson, Unilever, Cargill Incorporated, Archer Daniels Midland Company, Cognis and Raisio Staest Oy. We anticipate that we will face increased competition in the future as new products enter the market and advanced technologies become available.

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Risks Related to Strategic Relationships and Supply Sources  We are dependent upon strategic relationships, including on Phyto-Source LP to manufacture product for supply to our customers.  The breakdown of our relationships with our strategic partners may have a negative effect our future revenues and business, and such negative effect could be material.  However, in the case of Phyto-Source LP, we believe that in the event it were unable to provide us with required supplies, we have the technology and resources to engage another potential supplier in a timely manner and to use then existing inventories to support our product sales. Nonetheless, any significant interruptions in the supply to us of Reducol™ and other phytosterols could interrupt our ability to supply our customers, which in turn could subject us to lawsuits, damage our reputation in the marketplace and have a negative impact on our business.

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Future Revenues and Profitability are Uncertain   Our future revenues and profitability are uncertain for a number of reasons, such as uncertainty of the future demand for our products, uncertainty whether we will be able to control costs, unanticipated expenses, the expenses and effects of launching new products, and the ability to overcome risks of development and commercialization of our products as set out below.  There can be no assurance that our 2009 revenue expectations will be achieved, or that we will realize any particular level of revenue in 2009. There can be no assurance that any of our customer forecasts will be met, which would negatively impact our revenue, and such impact could be material.    See “Need for Additional Funds / Going Concern ” above.

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Risks Associated with Our Patents  Our success depends, in part, on our ability to obtain, enforce and maintain patent protection for our technology and for our product, Reducol™, in Canada, the United States and other countries. We cannot be assured that patents will issue from any pending applications or that claims now or in the future, if any, allowed under issued patents will be sufficiently broad to protect our technology and patented products.  In addition, no assurance can be given that any patents issued to or licensed by us will not be challenged, invalidated, infringed or circumvented, or that the rights granted thereunder will provide continuing competitive advantages to us.

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Government Regulation   We, and our customers and suppliers, are subject to regulation in a number of areas by government authorities, including without limitation, in the areas of food preparation, manufacturing, advertising, labeling, health claims and environmental matters.  Government regulatory authorities may suspend, halt, or require changes in, our operations or those of our customers or suppliers if we or they fail, or are alleged to fail, to meet certain applicable regulations.  Any suspension, halting of operations or required change in operations affecting us or our customers or suppliers could have an adverse effect on our business and such effect could be material.

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Additional Research and Development.  We believe that our phytosterols may be incorporated into a wide variety of food, beverages, and dietary supplements.  However, clinical studies proving the efficacy of our phytosterols in a wide variety of foods, beverages and dietary supplements have not yet been completed.  In addition, further research may be required by regulatory authorities in certain countries prior to permitting phytosterol products to be sold, or to be marketed with specific health claims, whether in food or beverages or as dietary supplements.    Accordingly, we may be required to conduct additional developmental activities on these and future products.

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Acquisition or Development, and Commercialization of Additional Nutraceutical Products  To achieve sustained, profitable operations, we must acquire or successfully develop, obtain regulatory approvals for, and profitably manufacture and market nutraceutical products in addition to Reducol™ and our other phytosterol products. There can be no assurance that we will successfully acquire or develop other products.  The development and commercialization of new products is subject to a number of significant risks and uncertainties, particularly in the emerging nutraceutical industry which is highly speculative in nature.  Potential products that appear to be promising in various stages of development, may not reach the market, or if reached (such as Reducol™), may not achieve profitable sales levels, for a number of reasons such as:

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inability to receive necessary regulatory approvals from local and international government and regulators to manufacture, label, advertise, make claims and sell our products

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costs or other factors which may make manufacturing or marketing of products impractical and non-competitive

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unacceptability of the products in the market place

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inability to protect our intellectual property rights necessary for the research and development, manufacture and sale of our products or  commercialization obstacles imposed by patents held by third parties

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the termination, expiry or inability to use proprietary processes, products or information owned by third parties needed for the manufacture and sale of products developed or acquired by us

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the risk of obsolescence of our technology

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insufficient availability of raw materials and the inability to obtain raw materials on acceptable terms

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Currency Fluctuation  We conduct and will conduct further business in foreign currency, hence, we are and will continue to be exposed to foreign currency fluctuations.  At present, we do not have any plans to hedge against any currency risk.

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Dependence upon Key Personnel  Our ability to develop marketable products and to maintain a competitive position in light of technological developments will depend upon our ability to attract and retain highly qualified personnel.  Competition for such personnel is intense and if we lose the services of key personnel, we may be unable to replace them, which would have an adverse effect on our business.

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Product Liability, Negative Publicity and Insurance  We are exposed to the risk of product liability claims for the use of our products.  Our insurance policy may not cover any potential claim or if coverage is available, may not provide sufficient coverage to protect us against loss and may affect our ability to maintain and obtain adequate future insurance coverage.  Further, even if sufficient insurance coverage is available to cover any potential claim, publicity associated with any such claim could negatively taint public opinion about us and the safety or efficacy of our products.

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Political and Economic Risks  We conduct business in foreign countries and are seeking business opportunities worldwide.  In addition, we expect to continue to source all of our supply of phytosterols from manufacturing facilities in the United States and to import our products into a number of countries. Changes in government, economic and political policies may adversely affect our business and operating results.

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Environmental Risks  We are subject to laws and regulations governing hazardous by-products and we may be adversely affected by the requirements to comply with current or future environmental laws and regulations.  There is also a risk of accidental contamination or injury from hazardous materials that cannot be eliminated and we could be liable for any resulting damages, which may exceed our resources.

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Inflation  The impact of inflation on our operations has been minimal and is expected to continue to be minimal in the next few years.

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Volatility of Stock Price/Liquidity of Shares  The market prices for the securities of companies such as ours have historically been highly volatile, and the market for our common shares has, from time to time, experienced significant price and volume fluctuations. We believe that global stock market devaluations in the current economic crisis have negatively impacted the market price of our common shares.   Our common share price has been, and is likely to continue to be, volatile.

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Stock Exchange Minimum Listing Requirements  Our Common Shares are currently listed on the Toronto Stock Exchange (“TSX”) and the NASDAQ Capital Market.  We have had extensive periods where we have failed to meet NASDAQ’s minimum bid price listing requirement and have needed, and been granted, additional time beyond NASDAQ’s regular time limits to regain compliance with such requirement.  We currently do not meet NASDAQ’s minimum bid price requirement and have until December 21, 2009 to regain compliance.  We also currently do not meet the TSX requirements for market capitalization, and have been given until August 12, 2009 to regain compliance.  There can be no assurance that we will continue to meet all minimum listing requirements of either the NASDAQ Capital Market or the Toronto Stock Exchange or that if we do not, that we will be afforded additional time within which to do so.  De-listing of our shares from either securities exchange could have a negative effect on the liquidity of our shares, a negative effect on our ability to raise further financing, and potentially a negative effect on the ability of certain shareholders to trade in our shares.

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Anti-Takeover Provisions  We have adopted a Shareholder Rights Plan. The effect of the Rights Plan could be to discourage a third party from attempting to acquire, or make it more difficult to acquire, control of us without first negotiating with our Board of Directors. The Rights Plan could also limit the price that certain investors might be willing to pay in the future for our Common Shares.

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Risks Related to Material Contractual Obligations  We have obligations under a number of contracts, and our failure to meet our obligations under any of our material contracts may have a material adverse effect on our operations and financial condition.

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Risks Related to Legal Proceedings  Any costs associated with legal proceedings, including, but not limited to, attorney fees, filing fees, and damages, may adversely affect our assets and business, whether the outcome of the proceedings is favorable to us or not.

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Directors’ and Officers’ Indemnity  We have entered into agreements pursuant to which we will indemnify our directors and officers in the event that certain claims are made against them.  If we are called upon to perform our indemnity obligations, our finances will be adversely affected.

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Adherence to Time Frames  We set goals and make public statements regarding our expected timing of certain events and of meeting our objectives, such as the date to which our existing capital resources should be sufficient to sustain operations.  The actual timing of these forward looking events can vary dramatically due to a number of factors, including other risk factors identified herein.  There can be no assurance that our objectives will be met within the time lines we expect or at all.

These risks and other uncertainties are more fully described in our filings with the SEC (see www.sec.gov/edgar.shtml), and Canadian Securities Regulator Authorities (see www.sedar.com), including, without limitation, in our annual reports/annual information forms on Form 20-F.  Forward-looking statements are based on beliefs, assumptions, opinions and expectations of our management at the time they are made and we do not assume any obligation, other than as required by law, to update our forward-looking statements if those beliefs, assumptions, expectations, opinions or other circumstances should change.

Additional information relating to the Company, including its Annual Information Form on Form 20-F, can be found on SEDAR at www.sedar.com.

March 27, 2009